Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com
Christopher D. Menconi
202.739.5896
cmenconi@morganlewis.com
VIA EDGAR
December 21, 2009
Vincent DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	The Bishop Street Funds (the “Trust”) Preliminary Proxy Statement File No. 811- 08572
Dear Mr. DiStefano:
This letter responds to comments raised by the Staff during a telephone conversation on December 14, 2009 concerning the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed on behalf of the Trust, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended. Each of the Staff’s comments with respect to the Proxy Statement, and the responses thereto on behalf of the Trust, are provided below. All page references refer to the pages in the Proxy Statement. Capitalized terms not defined herein should be given the meaning provided in the Proxy Statement.
1)	Comment: Clarify in Proposal 2 that the investment goal that shareholders are being asked to approve will be non-fundamental, meaning that the Board would be able to change it without shareholder approval. Make conforming changes throughout the Notice and Proxy Statement.

Response: We have made the requested changes.

2)	Comment: In the Questions and Answers section, under the question, “Why am I being asked to vote for changes to the Fund’s investment goal?,” state the Fund’s current investment goal and the proposed new investment goal.

Response: We have made the requested change.

3)	Comment: In the Questions and Answers section, under the question, “What other changes are being made to the Fund?,” and on page 16 under the section “Proposed Change in

Vincent DiStefano
December 21, 2009

Investment Goal,” indicate that the Fund’s risk profile will change under the proposed new investment strategy and discuss the changes.

Response: We have made the requested changes.
The Trust acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Trust, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Trust further acknowledges that Commission staff comments or changes to disclosures in response to
Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.
We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 739-5896 if you have any questions concerning the foregoing.

Sincerely,
/s/ Christopher D. Menconi
Christopher D. Menconi

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